UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Custom Truck One Source, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64083J104

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Energy Partners NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,932,195
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,932,195
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,195
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS BEP CTOS Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622,088
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,622,088
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,622,088
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership SMD L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,593
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 351,593
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Energy Family Investment Partnership NQ ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 179,835
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Capital Partners VI-NQ L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,492,069
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,492,069
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,492,069
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS BCP CTOS Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,576,281
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,576,281
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,576,281
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Family Investment Partnership VI-NQ ESC L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,554,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,554,283
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,554,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone EMA-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,554,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,554,283
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,554,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Family GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 351,593
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 351,593
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 351,593
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS BEP Side-by-Side GP NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 179,835
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 179,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VI-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,068,350
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,068,350
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,068,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS BMA VI-NQ L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,068,350
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,068,350
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,068,350
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,154,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,154,061
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,154,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,154,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,154,061
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,154,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,154,061
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,154,061
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,154,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS BCP VI-NQ Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Holdings I/II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,360
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,360
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,360
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS The Blackstone Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,171,421
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,171,421
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,171,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,171,421
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,171,421
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,171,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 64083J104

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,171,421
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,171,421
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,171,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Custom Truck One Source, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 7701 Independence Avenue, Kansas City, Missouri 64125.

Item 2.	Identity and Background

(a)-(b) Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•

Blackstone Energy Partners NQ L.P., a Delaware limited partnership, (ii) BEP CTOS Holdings L.P., a Delaware limited partnership, (iii) Blackstone Energy Family Investment Partnership SMD L.P., a Delaware limited partnership, (iv) Blackstone Energy Family Investment Partnership NQ ESC L.P., a Delaware limited partnership, (v) Blackstone Capital Partners VI-NQ L.P., a Delaware limited partnership, (vi) BCP CTOS Holdings L.P., a Delaware limited liability company, and (vii) Blackstone Family Investment Partnership VI-NQ ESC L.P., a Delaware limited partnership (collectively, the “Blackstone Funds”);

•

(viii) Blackstone Energy Management Associates NQ L.L.C., a Delaware limited liability company, (ix) Blackstone EMA-NQ L.L.C., a Delaware limited liability company, (x) Blackstone Family GP L.L.C., a Delaware limited liability company, (xi) BEP Side-by-Side GP NQ L.L.C., a Delaware limited liability company, (xii) Blackstone Management Associates VI-NQ L.L.C., a Delaware limited liability company, (xiii) BMA VI-NQ L.L.C., a Delaware limited liability company, (xiv) Blackstone Holdings III L.P., a Québec société en commandite, (xv) Blackstone Holdings III GP L.P., a Delaware limited partnership, (xvi) Blackstone Holdings III GP Management L.L.C., a Delaware limited liability company, (xvii) BCP VI-NQ Side-by-Side GP L.L.C., a Delaware limited liability company, (xviii) Blackstone Holdings II L.P., a Delaware limited partnership, (xix) Blackstone Holdings I/II GP L.L.C., a Delaware limited liability company, (xx) The Blackstone Group Inc., a Delaware corporation (the “Blackstone Group,” and together with its affiliates “Blackstone”), and (xxi) Blackstone Group Management L.L.C., a Delaware limited liability company (collectively, with the Blackstone Funds, the “Blackstone Entities”); and

•	Stephen A. Schwarzman, a United States citizen.

The address of the principal business office of each of the Reporting Persons is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

(c) The principal business of the Blackstone Funds is investing in securities.

The principal business of Blackstone Energy Management Associates NQ L.L.C., is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Partners NQ L.P., BEP CTOS Holdings L.P. and other affiliated Blackstone entities. The principal business of Blackstone EMA-NQ L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Energy Management Associates NQ L.L.C. The principal business of BEP Side-by-Side GP NQ L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Family Investment Partnership NQ ESC L.P. The principal business of Blackstone Management Associates VI-NQ L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Capital Partners VI-NQ L.P., BCP CTOS Holdings L.P., and other affiliated Blackstone entities. The principal business of BMA VI-NQ L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI-NQ L.L.C. The principal business of Blackstone Family GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Energy Family Investment Partnership SMD L.P. and other affiliated Blackstone entities. The principal business of BCP VI-NQ Side-by-Side GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of and member or equity holder of Blackstone Family Investment Partnership VI-NQ ESC L.P.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C., and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of The Blackstone Group Inc.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The securities held by the Reporting Person were acquired pursuant to that certain Purchase and Sale Agreement (the “Purchase Agreement”), by and among the Issuer and NESCO Holdings II, Inc., a subsidiary of the Issuer (collectively, the “Buyer”) and Blackstone and other direct and indirect equity holders of Custom Truck One Source, L.P. (collectively, the “Sellers”) of Custom Truck One Source, L.P. (“CTOS”), pursuant to which Buyer agreed to acquire 100% of the partnership interests of CTOS (collectively, the “Acquisition”). In connection with the Acquisition, the Issuer and certain Sellers entered into Rollover and Contribution Agreements, pursuant to which such Sellers agreed to contribute a portion of their equity interests in CTOS with an aggregate value of $100.5 million in exchange for shares of Common Stock, then valued at $5.00 per share. In connection with the Acquisition, the Reporting Persons acquired an aggregate of 14,171,421 shares of Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

John-Paul (JP) Munfa, an employee of Blackstone, serves as a member of the Board, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 246,856,753, which is comprised of (i) 49,156,753 shares of Common Stock outstanding as of March 1, 2021, as reported on the Issuer’s Annual Report on Form 10-K, filed by the Issuer on March 8, 2021 and (ii) and aggregate of 197,700,000 of Common Stock issued in connection with Acquisition, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on April 2, 2021.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (i) Blackstone Energy Partners NQ L.P. directly holds 2,932,195 shares of Common Stock, (ii) BEP CTOS Holdings L.P. directly holds 3,622,088 shares of Common Stock, (iii) Blackstone Energy Family Investment Partnership SMD L.P. directly holds 351,593 shares of Common Stock, (iv) Blackstone Energy Family Investment Partnership NQ ESC L.P. directly holds 179,835 shares of Common Stock, (v) Blackstone Capital Partners VI-NQ L.P. directly holds 3,492,069 shares of Common Stock, and (vi) BCP CTOS Holdings L.P. directly holds 3,576,281 shares of Common Stock, and (vii) Blackstone Family Investment Partnership VI-NQ ESC L.P. directly holds 17,360 shares of Common Stock.

Blackstone Energy Management Associates NQ L.L.C. is the general partner of Blackstone Energy Partners NQ L.P. and BEP CTOS Holdings L.P. Blackstone EMA-NQ L.L.C. is the managing member of Blackstone Management Associates NQ L.L.C. BEP Side-by-Side GP NQ L.L.C. is the general partner of Blackstone Energy Family Investment Partnership NQ ESC L.P. Blackstone Management Associates VI-NQ L.L.C. is the general partner of Blackstone Capital Partners VI-NQ L.P. and BCP CTOS Holdings L.P. BMA VI-NQ L.L.C. is the managing member of Blackstone Management Associates VI-NQ L.L.C.

Blackstone Family GP L.L.C. is the general partner of Blackstone Energy Family Investment Partnership SMD L.P. Blackstone Family GP L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

BCP VI-NQ Side-by-Side GP L.L.C. is the general partner of Blackstone Family Investment Partnership VI-NQ ESC L.P.

Blackstone Holdings III L.P. is the sole member of each of Blackstone EMA-NQ L.L.C., BEP Side-by-Side GP NQ L.L.C. and BMA VI-NQ L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. Blackstone Holdings II L.P. is the sole member of BCP VI-NQ Side-by-Side GP L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings II L.P. The Blackstone Group Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

By virtue of the Stockholders’ Agreement (defined below), the Reporting Persons and the other persons party thereto may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and such other persons are members of any such group. Each other party has separately made a Schedule 13D filing, if applicable, reporting its beneficial ownership of the shares of Common Stock held by it.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

On April 1, 2021 (the “Closing Date”), in connection with the closing of the Acquisition, the Issuer, an affiliate of Platinum Equity Advisors, LLC (“Platinum”), certain affiliates of Blackstone, certain affiliates of Energy Capital Partners (“ECP”), Capitol Acquisition Management IV, LLC and Capitol Acquisition Founder IV, LLC (together, “Capitol”) and certain other stockholders of the Issuer entered into an Amended and Restated Stockholders’ Agreement (the “Stockholders’ Agreement”).

The Stockholders’ Agreement provides, among other things, that Blackstone has the right to designate one nominee for the election to the Board so long as Blackstone beneficially owns at least 4.5% of the Common Stock.

The Stockholders’ Agreement further provides that, if, at any time while Platinum beneficially owns more than 50% of the Common Stock, Platinum receives a bona fide offer from a third party to purchase or otherwise desires to transfer shares of Common Stock to a third party on arm’s length terms including shares of Common Stock owned by Blackstone, ECP, Capitol or certain members of management of the Issuer (the “Drag Shares”), and (i) such sale proposal, if consummated, would result in a change in control of the Issuer (taking into account all Drag Shares), (ii) such sale proposal does not involve the transfer of Drag Shares to Platinum or an affiliate of Platinum and (iii) in such sale proposal, if consummated, Platinum would receive the same form of consideration as the other stockholders in the Issuer (a “Required Sale”), then Platinum may deliver a written notice with respect to such sale proposal at least ten business days prior to the anticipated closing date of such Required Sale to Blackstone, ECP, Capitol and the applicable members of the Issuer’s management requiring them to sell or otherwise transfer their shares of Common Stock to the proposed transferee.

For a period of 18 months following the Closing Date (the “Lockup Period”), Platinum may not transfer any of its shares of Common Stock other than pursuant to the following exceptions:

•	in the context of customary permitted transfers;

•	upon unanimous approval by the Board;

•	upon approval by each of Blackstone and ECP (each, while it owns 5% or more of Common Stock, and in such capacity a “Qualifying Shareholder”);

•	or in the context of a transaction that results in a price of $8.00 per share or more (the “Trigger Price”).

In addition, during the Lockup Period, Platinum shall not vote any of its shares of Common Stock for any change of control transaction (which shall include any take-private transaction involving Platinum) other than pursuant to the following exceptions:

•	in the context of customary permitted transfers;

•	upon unanimous approval by the Board;

•	with the consent of the Qualifying Shareholders;

•	upon unanimous approval by the Board; or

•	in the context of a transaction at or above the Trigger Price, provided that the consideration received by Blackstone, ECP and Capitol consists of either cash or publicly traded securities.

In the event of one or multiple follow-on offerings that close at or above the Trigger Price during the Lockup Period, for the first $200 million of aggregate proceeds sold (the “First Tranche”), each Qualifying Shareholder, alongside Platinum, shall have the right to sell up to one third of the First Tranche (Platinum and each Qualifying Shareholder may sell proportionally more to the extent a Qualifying Shareholder doesn’t participate in such transaction up to a third). Capitol will have the right to participate alongside ECP (on a pro rata basis) within ECP’s allocable portion of the First Tranche. For any amount raised at or above the Trigger Price in addition to the First Tranche during the Lockup Period, Platinum, Capitol and each Qualifying Shareholder shall participate on a pro rata basis.

Any acquisition proposal by Platinum (or an affiliate thereof) or any acquisition in which Platinum does not receive the same form of consideration as the other stockholders of the Issuer will, in each case, require approval by both (i) a majority of the disinterested directors or a special committee of independent directors and (ii) while ECP owns 5% or more of the shares of Common Stock on a fully diluted basis (calculated using the treasury stock method), a majority of the Issuer’s stockholders that are independent of Platinum and otherwise disinterested.

Platinum, ECP, Capitol and Blackstone, will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the shares of Common Stock held by them, subject to certain conditions set forth therein.

The Issuer agreed to certain indemnification rights for the benefit of Platinum, ECP, Capitol, Blackstone and certain of their representatives and affiliates in connection with their purchase or ownership of Issuer equity interests or their involvement in litigation in their capacity as a stockholder of the Issuer (or as a representative or affiliate of any of Platinum, ECP, Capitol or Blackstone, as the case may be).

The foregoing description of the Stockholders’ Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement, which is filed herewith as Exhibit A and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 12, 2021, by and among the Reporting Persons (filed herewith).

Exhibit B	Amended and Restated Stockholders’ Agreement, dated as of April 1, 2021, among Custom Truck One Source, Inc. and certain holders identified therein (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on April 2, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

BLACKSTONE ENERGY PARTNERS NQ L.P.
By: Blackstone Energy Management Associates NQ L.L.C., its general partner
By: Blackstone EMA-NQ L.L.C., its managing member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BEP CTOS HOLDINGS L.P.
By: Blackstone Energy Management Associates NQ L.L.C., its general partner
By: Blackstone EMA-NQ L.L.C., its managing member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE ENERGY FAMILY INVESTMENT PARTNERSHIP SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE ENERGY FAMILY INVESTMENT PARTNERSHIP NQ ESC L.P.
By: BEP Side-by-Side GP NQ L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS VI-NQ L.P.
By: Blackstone Management Associates VI-NQ L.L.C., its general partner
By: BMA VI-NQ L.L.C., its managing member

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

[Custom Truck One Source, Inc. – Schedule 13D]

BCP CTOS HOLDINGS L.P.
By: Blackstone Management Associates VI-NQ L.L.C., its general partner
By: BMA VI-NQ L.L.C., its managing member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES NQ L.L.C.
By: Blackstone EMA-NQ L.L.C., its managing member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE EMA-NQ L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE FAMILY GP L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BEP SIDE-BY-SIDE GP NQ L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES VI-NQ L.L.C.
By: BMA VI-NQ L.L.C., its managing member

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BMA VI-NQ L.L.C.

By: /s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

[Custom Truck One Source, Inc. – Schedule 13D]

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI-NQ ESC L.P.
By: BCP VI-NQ Side-by-Side GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BCP VI-NQ SIDE-BY-SIDE GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Authorized Person

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

[Custom Truck One Source, Inc. – Schedule 13D]

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

THE BLACKSTONE GROUP INC.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name: Tabea Hsi
Title: Senior Managing Director

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Custom Truck One Source, Inc. – Schedule 13D]

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, WilmerHale

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock.